ANMORE, INC.
                         4770 BISCAYNE BLVD., SUITE 1470
                              MIAMI, FLORIDA 33137
                                 (305) 576-6833


January 3, 2005

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:      Anmore, Inc.
               Withdrawal of Form SB-2
               File No. 333-119754

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Anmore, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on October 14, 2004 (SEC File No. 333-119754) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on the Company's present capital requirements for its operations. Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Anmore, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (305) 576-6833.

Very truly yours,

Anmore, Inc.


By: /s/ Giorgio Saumat
--------------------------------------------
        Giorgio Saumat
        President